1108 - 1030 West Georgia St. Vancouver, BC CanadaV6E 2Y3 Toll Free: 1 888-633-9332 South Africa 27 (0) 11 301 1800 www.grtbasin.com

GREAT BASIN GOLD TERMINATES BOUGHT DEAL AND ANNOUNCES NEW BOUGHT DEAL

March 15, 2012, Vancouver, BC – Great Basin Gold Ltd. (“Great Basin Gold” or the “Company”), (TSX: GBG; NYSE Amex: GBG; JSE: GBG) announces that the Company and the syndicate of underwriters have agreed to terminate the previously announced public offering. The Company and the underwriters have entered into a new agreement with respect to a public offering, pursuant to which the underwriters have agreed, on a bought deal basis, to buy 66,700,000 units of the Company (the “Units”), at a price of $0.75 per Unit, for aggregate gross proceeds of approximately $50 million (the "Offering"), by way of a short form prospectus in Canada. Each unit will consist of one common share of Great Basin Gold (a “Common Share”) and one half of a purchase warrant (each whole warrant, a “Warrant”). Each Warrant will be exercisable for a period of 2 years following the closing of the Offering at an exercise price of $0.90 per Warrant. The Company has granted the underwriters an over-allotment option to purchase additional Units up to 15% of the Offering, for a period of 30 days following the closing.

Net proceeds from the Offering will be used towards working capital for the development and ramp up of the Burnstone Mine.

A preliminary short-form prospectus relating to the offering will be filed shortly with Canadian securities regulatory authorities. Closing of the offering is expected to occur on or about March 30, 2012 and is subject to certain conditions including, but not limited to, the receipt of all necessary approvals including the approval of the Toronto Stock Exchange.

Under the terms of the agreement, the Company is required to file a preliminary short-form prospectus and obtain a receipt from the securities regulatory authorities in all provinces of Canada, except Quebec, by March 16, 2012. The securities offered have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registrations requirements of such Act. This press release shall not constitute an offer to sell or the solicitation of an offer to buy the securities in any jurisdiction in which such offer, sale or solicitation would be unlawful.

For additional details on Great Basin Gold and its gold properties, please visit the Company’s website at www.grtbasin.com or contact Investor Services:

Tsholo Serunye in South Africa +27 (0)11 301-1800
Michael Curlook in North America +1 888 633-9332
Barbara Cano at Breakstone Group in the USA +1 (646) 452-2334

No regulatory authority has approved or disapproved the information contained in this news release.

Cautionary and Forward Looking Statement Information
This release includes certain statements that may be deemed “forward-looking statements”. All statements in this release, other than statements of historical facts, that address financing events or technical developments that Great Basin Gold expects to occur are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include financial market conditions, metals prices, exploitation and exploration successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and title and delays due to third party opposition, geopolitical uncertainty, changes in government policies regarding mining and natural resource exploration and exploitation, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company’s annual Form 40-F filing with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.